Exhibit 1

PRESS RELEASE	June 7, 2005

NEW CLINICAL PUBLICATION CONFIRMS SYNERON’S
POLARISTM WR HIGH DEGREE OF EFFECTIVENESS IN SKIN
TIGHTENING AND WRINKLE REDUCTION

Journal of Cosmetic and Laser Therapy Study Finds Polaris WR, Powered by elôsTM,
Offers an Appealing Alternative to Surgery

Yokneam, Israel & Toronto – June 7, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS) and Syneron North America today announced the publication of positive clinical data on its PolarisTM WR in the Journal of Cosmetic and Laser Therapy (2005:7). This study, led by Dr. Tina Alster and Dr. Seema Doshi of the Washington Institute of Dermatologic Laser Surgery found that Syneron’s unique elôsTM (electro-optical synergy), technology provided study participants with safe and effective treatment of wrinkles, while tightening the skin as well.

The study, “Combination Radiofrequency and Diode Laser for Treatment of Facial Rhytides (wrinkles) and Skin Laxity,” documents clinical results of the Polaris WR among 20 patients with different skin types and mild to moderate facial wrinkles.

“When we began the study using the Polaris WR, we started looking at the improvement of wrinkles but what we were surprised at was the fact that there was actual tissue tightening,” said Tina Alster, M.D., founding director, Washington Institute of Dermatologic Laser Surgery in Washington D.C. “While there are many non-ablative lasers and light sources available, the elôs technology actually helps to tighten tissue as well as help with collagen remodeling and skin tone. In our study using the Polaris WR, we showed vast improvement of wrinkles around the eyes and the mouth, as well as improvement in the skin tone and laxity of the cheeks.”

Dr. Alster continued, “In my clinical practice, I have never before tested an aesthetic device with such high satisfaction levels. In this case 93 percent of my patients were satisfied with the results we achieved with the Polaris WR treatments. The device tightened the skin as well as helped reduce wrinkles for my patients and provided them with an effective aesthetic treatment other than cosmetic surgery.”

The Polaris WR delivers focused and predictable performance to treat wrinkles and leg and spider veins at low energy levels that assure high patient comfort. Its deep heating produces results at both the epidermal and deep dermal levels to effectively treat wrinkles, including fine wrinkles on the surface and deeper wrinkles, in the same procedure. This device is also FDA cleared to treat visible leg veins and vascular lesions including telangiectasia and leg veins up to 3mm in diameter. The device includes built-in contact cooling, which ensures additional epidermal protection and comfort for the patient.

“We are encouraged that the women who participated in this study and those who have been treated with the Polaris WR since its FDA clearance experienced very few side effects and a noticeable improvement in the look and tightening of their skin,” said Domenic Serafino, president of Syneron North America. “The publication of this data on the Polaris WR in this prestigious journal acknowledges the fast growing interest in noninvasive medical aesthetic treatments.”

Full text of the study can be obtained by contacting syneron@schwartz-pr.com.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elôs combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada and European Headquarters in Germany, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact:

Syneron North America	Media
Domenic Serafino, President	Schwartz Communications
North America	Jane Sinclair/Liza Heapes
(905) 886-9235 ext. 247	(781) 684-0770
doms@syneron.com	syneron@schwartz-pr.com

Syneron, the Syneron logo, elôs, and Polaris WR are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.